SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In May 2020:

(X) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.					CPF/CNPJ:
Qualification: Position – Total Return Swap

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Derivatives		Swap referenced in Shares				30,039,800
Derivatives		Swap referenced in ADR				26,974,653

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	11	1,709,800	R$ 11.94	R$ 20,415,012.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	11	1,709,800	R$ 11.94	R$ 20,415,012.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	12	1,150,000	R$ 11.72	R$ 13,478,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	12	1,150,000	R$ 11.72	R$ 13,478,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	19	500,000	R$ 11.94	R$ 5,970,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	19	500,000	R$ 11.94	R$ 5,970,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	27	950,000	R$ 13.38	R$ 12,711,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	27	950,000	R$ 13.38	R$ 12,711,000.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Derivatives		Swap referenced in Shares				30,039,800
Derivatives		Swap referenced in ADR				26,974,653

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)   Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In May 2020:

(  ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(X) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					2,030,197

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					2,030,197

(1)    When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)    Quantity multiplied by price.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer